# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vivos Therapeutics, Inc., CIK 0001716166
CUSIP: 92859E207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7921 SOUTHPARK PLAZA, SUITE 210, LITTLETON, Colorado (CO), 80120
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002137034
Persons authorized to receive notices and communications: Bradley J. Wyatt, Greenberg Traurig LLP, 2375 E Camelback Road, Suite 800, Phoenix, Arizona (AZ), 85016, (602) 445-8057

## Reporting persons
- V-CO Investors LLC (CIK 0002049575): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: personal funds (PF); sole voting power 0; shared voting power 514,498; sole dispositive power 0; shared dispositive power 514,498; aggregate amount beneficially owned 514,498 (3.7% of the class)
  Comment: The percentage is calculated based upon (i) 13,894,600 shares of Common Stock as of May 20, 2026, as reported by the Issuer on its Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2026, plus (ii) 86,979 shares of Common Stock issuable upon conversion or exercise of securities held by V-Co Investors 4 LLC in light of the beneficial ownership limitation described in Item 5 below.
- V-Co Investors 2 LLC (CIK 0002114466): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: personal funds (PF); sole voting power 0; shared voting power 828,000; sole dispositive power 0; shared dispositive power 828,000; aggregate amount beneficially owned 828,000 (5.9% of the class)
  Comment: The percentage is calculated based upon (i) 13,894,600 shares of Common Stock as of May 20, 2026, as reported by the Issuer on its Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2026, plus (ii) 86,979 shares of Common Stock issuable upon conversion or exercise of securities held by V-Co Investors 4 LLC in light of the beneficial ownership limitation described in Item 5 below.
- V-Co Investors 3 LLC (CIK 0002114460): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,353,625; sole dispositive power 0; shared dispositive power 1,353,625; aggregate amount beneficially owned 1,353,625 (9.7% of the class)
  Comment: The percentage is calculated based upon (i) 13,894,600 shares of Common Stock as of May 20, 2026, as reported by the Issuer on its Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2026, plus (ii) 86,979 shares of Common Stock issuable upon conversion or exercise of securities held by V-Co Investors 4 LLC in light of the beneficial ownership limitation described in Item 5 below.
- V-Co Investors 4 LLC (CIK 0002137034): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: personal funds (PF); sole voting power 0; shared voting power 86,979; sole dispositive power 0; shared dispositive power 86,979; aggregate amount beneficially owned 86,979 (0.6% of the class)
  Comment: The percentage is calculated based upon (i) 13,894,600 shares of Common Stock as of May 20, 2026, as reported by the Issuer on its Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2026, plus (ii) 86,979 shares of Common Stock issuable upon conversion or exercise of securities held by V-Co Investors 4 LLC in light of the beneficial ownership limitation described in Item 5 below.
- SP Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 2,783,102; sole dispositive power 0; shared dispositive power 2,783,102; aggregate amount beneficially owned 2,783,102 (19.9% of the class)
  Comment: The percentage is calculated based upon (i) 13,894,600 shares of Common Stock as of May 20, 2026, as reported by the Issuer on its Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2026, plus (ii) 86,979 shares of Common Stock issuable upon conversion or exercise of securities held by V-Co Investors 4 LLC in light of the beneficial ownership limitation described in Item 5 below.
- Michael C. Skaff (CIK 0002074003): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,783,102; sole dispositive power 0; shared dispositive power 2,783,102; aggregate amount beneficially owned 2,783,102 (19.9% of the class)
  Comment: The percentage is calculated based upon (i) 13,894,600 shares of Common Stock as of May 20, 2026, as reported by the Issuer on its Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2026, plus (ii) 86,979 shares of Common Stock issuable upon conversion or exercise of securities held by V-Co Investors 4 LLC in light of the beneficial ownership limitation described in Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Vivos Therapeutics, Inc.
Address of issuer's principal executive offices: 7921 SOUTHPARK PLAZA, SUITE 210, LITTLETON, Colorado (CO), 80120

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by the following reporting persons (collectively, the "Reporting Persons"): (1) V-CO Investors LLC ("V-CO"); (2) V-Co Investors 2 LLC ("V-Co 2"); (3) V-Co Investors 3 LLC ("V-Co 3"); (4) V-Co Investors 4 LLC ("V-Co 4"); (5) SP Manager LLC (the "Manager"); and (6) Michael C. Skaff. The Manager is the investment manager of V-CO, V-Co 2, V-Co 3, and V-Co 4. Mr. Skaff is the managing director of the Manager. The Manager and Mr. Skaff may be deemed to beneficially own the Common Stock, par value $0.0001 per share (the "Shares") directly beneficially owned by each V-CO, V-Co 2, V-Co 3, and V-Co 4. Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares directly beneficially owned by such Reporting Person, and to the extent of their pecuniary interest therein.
Residence or business address: The principal business office of the Reporting Persons is 18000 Mack Ave, Grosse Pointe, MI 48230.
Present principal occupation or employment: The principal businesses of V-CO, V-Co 2, V-Co 3, and V-Co 4 is to invest in certain companies, including the Issuer. The principal business of the Manager is to provide investment and management services to investment funds and other entities, including V-CO, V-Co 2, V-Co 3, and V-Co 4. The principal occupation or employment of Mr. Skaff is serving as the managing director of certain investment management entities, including the Manager. See Item 2(b) for the principal business office of each of the Reporting Persons.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
V-CO Investors LLC - Wyoming
V-Co Investors 2 LLC - Wyoming
V-Co Investors 3 LLC - Wyoming
V-Co Investors 4 LLC - Wyoming
SP Manager LLC - Wyoming
Michael C. Skaff - United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Available net assets were used to purchase the shares referred to in Item 4 of this Schedule 13D. The total amount of the funds used to make the purchases was $1,600,000 (the "Subscription Amount"). The Subscription Amount included the conversion and satisfaction in full of $1,100,000 pursuant to a Convertible Promissory Note, dated May 7, 2026, between the Issuer and V-Co 4 (the "Convertible Promissory Note"). The Convertible Promissory Note included an original issue discount of $100,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person's purpose of acquiring these securities is for investment purposes. The Reporting Person intends to engage, or has engaged, in discussions with the Issuer and its management and/or board of directors regarding the Issuer's financial performance, strategic direction, operational matters, and corporate governance practices. On June 30, 2026, the Issuer and V-Co 4 entered into a Securities Purchase Agreement where the Issuer sold to V-Co 4 in a private placement: (i) 2,749,330 shares of Series A Convertible Preferred Stock ("Convertible Preferred Stock"), and (ii) a Common Stock Purchase Warrant ("Common Stock Warrant") to purchase up to 2,749,330 shares of Common Stock ("Warrant Shares"). In compliance with the listing rules of the Nasdaq Stock Market LLC, V-Co 4 purchased the Shares at a purchase price of $0.582 per share. The Common Stock Warrant is immediately exercisable with a five-year term from the date of purchase and has an exercise price of $0.456 per share. V-Co 4 is prohibited from converting such Convertible Preferred Stock and exercising such Common Stock Warrants if it results in V-Co 4 or its affiliates owning in excess of 19.99% of the then outstanding Common Stock of the Issuer. Accordingly, for purposes of this Schedule 13D, only 86,979 of the shares of Common Stock underlying the Convertible Preferred Stock and Common Stock Warrant purchased by V-Co 4 in the private placement are deemed to be beneficially owned by V-Co 4.

See Item 5 for a description of all of the securities that the Reporting Persons may acquire upon conversion or exercise of such securities, without regard to the beneficial ownership limitations described herein.

Other than as described above, the Reporting Persons do not have any current plans or proposals which relate to, or would result in, (a) any acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;(c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
V-CO directly holds 514,498 shares, which represents 3.7% of Common Stock of the Issuer; V-Co 2 directly holds 828,000 shares, which represents 5.9% of the Common Stock of the Issuer; V-Co 3 directly holds 1,353,625 shares, which represents 9.7% of the Common Stock of the Issuer; V-Co 4 may be deemed to beneficially own 86,979 shares, which represents 0.6% of the Common Stock of the Issuer; the Manager may be deemed to beneficially own an aggregate of 2,783,102 shares, which represents 19.9% of Common Stock of the Issuer by virtue of its capacity as manager of V-CO, V-Co 2, V-Co 3, and V-Co 4; and Mr. Skaff may be deemed to beneficially own 2,783,102 shares, which represents 19.9% of Common Stock of the Issuer by virtue of his capacity as managing director of the Manager.

The percentage of class of securities identified is calculated based upon (i) 13,894,600 shares of Common Stock as of May 20, 2026, as reported by the Issuer on its Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2026, plus (ii) 86,979 shares of Common Stock issuable upon conversion or exercise of securities held by V-Co Investors 4 LLC in light of the beneficial ownership limitations described herein.

The foregoing excludes (i) 3,220,266 shares of Common Stock issuable to V-CO upon the exercise of certain common stock warrants; and (ii) 2,705,768 shares issuable to V-CO upon the exercise of certain pre-funded warrants. The foregoing also excludes (i) 2,329,886 shares of Common Stock issuable to V-Co 2 upon the exercise of certain common stock warrants; and (ii) 725,258 shares of Common Stock issuable to V-Co 2 upon the exercise of certain pre-funded warrants. The foregoing further excludes (i) 429,957 shares of Common Stock issuable to V-Co 3 upon exercise of the Pre-Funded Warrant; (ii) 1,783,582 shares of Common Stock issuable to V-Co 3 upon exercise of the Series A Warrant; and (iii) 1,783,582 shares of Common Stock issuable to V-Co 3 upon exercise of the Series B Warrant. The foregoing also excludes (i) 2,705,840 shares of Common Stock underlying the Convertible Preferred Stock held by V-Co 4; and (ii) 2,705,841 Warrant Shares issuable to V-Co 4 upon exercise of the Common Stock Warrant.

Each of these are excluded due to a blocker provision under which the holder thereof does not have the right to exercise any of the foregoing to the extent that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 19.99% of the Common Stock. Without such blocker provisions, V-CO may be deemed to have beneficial ownership of an additional 5,926,034 shares; V-Co 2 may be deemed to have beneficial ownership of an additional 3,055,144 shares; V-Co 3 may be deemed to have beneficial ownership over an additional 3,997,121 shares; V-Co 4 may be deemed to have beneficial ownership over an additional 5,411,680 shares; and SP Manager LLC, and Michael C. Skaff may have been deemed to have beneficial ownership of an additional 18,389,979 shares.
Number of shares as to which each person has sole or shared power to vote or dispose: V-CO has shared voting power and dispositive power over 514,498 shares of Common Stock of the Issuer. V-Co 2 has shared voting power and dispositive power over 828,000 shares of Common Stock of the Issuer. V-Co 3 has shared voting power and dispositive power over 1,353,625 shares of Common Stock of the Issuer. V-Co 4 has shared voting power and dispositive power over 86,979 shares of Common Stock. Both the Manager and Mr. Skaff have shared voting power and dispositive power over 2,783,102 shares of Common Stock of the Issuer. The Manager and Mr. Skaff disclaim beneficial ownership over the Shares directly held by V-CO, V-Co 2, V-Co 3, and V-Co 4, except to the extent of their respective pecuniary interest therein.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 above, none of the other Reporting Persons effected any transactions in shares of Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge, of the Reporting Persons, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Common Stock Warrant, dated June 30, 2026 by and between the Company and V-Co 4 and the Company and Bigger (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on July 7, 2026)

Pre-Funded Warrant, dated March 31, 2026 by and between the Company and V-Co 3 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 3, 2026)

Series A Common Stock Purchase Warrant, dated March 31, 2026, by and between the Company and V-Co 3 (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 3, 2026)

Series B Common Stock Purchase Warrant, dated March 31, 2026, by and between the Company and V-Co 3 (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 3, 2026)

Pre-Funded Warrant, dated June 9, 2025, by and between the Company and V-Co 2 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 13, 2025)

Common Stock Purchase Warrant, dated June 9, 2025, by and between the Company and V-Co 2 (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 13, 2025)

Pre-Funded Warrant, dated June 10, 2024, issued to V-CO Investors LLC (incorporated by reference to Exhibit 4.12 to the Issuer's Registration Statement on Form S-3, filed with the SEC on July 30, 2024)

Warrant, dated June 10, 2024, issued to V-CO Investors LLC (incorporated by reference to Exhibit 4.12 to the Issuer's Registration Statement on Form S-3, filed with the SEC on July 30, 2024)

Exhibit 1 - Joint Filing Agreement

## Signatures
- V-CO Investors LLC: Michael C. Skaff, Michael C. Skaff, Managing Director of SP Manager LLC, its Manager (07/15/2026)
- V-Co Investors 2 LLC: Michael C. Skaff, Michael C. Skaff, Managing Director of SP Manager LLC, its Manager (07/15/2026)
- V-Co Investors 3 LLC: Michael C. Skaff, Michael C. Skaff, Managing Director of SP Manager LLC, its Manager (07/15/2026)
- V-Co Investors 4 LLC: Michael C. Skaff, Michael C. Skaff, Managing Director of SP Manager LLC, its Manager (07/15/2026)
- SP Manager LLC: Michael C. Skaff*, Michael C. Skaff, Managing Director (07/15/2026)
- Michael C. Skaff: Michael C. Skaff*, Michael C. Skaff, Individual (07/15/2026)
Comment: *This Reporting Person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.